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                                    [GRAPHIC]
                                            MAIN OFFICE
                                            -----------
                                            PO BOX 364487
                                            SAN JUAN, PR 00936-4487
                                            TEL (787) 783-3000
PUERTO RICAN CEMENT COMPANY, INC.           FAX (787) 781-8850 / 783-8290
SAN JUAN, PUERTO RICO                         ----------------------------------
                                            PONCE OFFICE & PLANT
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                                            PO BOX 1349
                                            PONCE, PR 00733-1349
                                            TEL (787) 842-3000
                                            FAX (787) 842-3020



                                                                   July 1, 2002

Dear Stockholder:

   I am pleased to inform you that Puerto Rican Cement Company, Inc. (the "Company") has entered into a merger agreement with CEMEX, S.A. de C.V. ("CEMEX"), pursuant to which an indirect subsidiary of CEMEX has today commenced a tender offer to purchase all of the outstanding shares of Company common stock for $35.00 per share in cash. The tender offer is conditioned upon, among other things, the tender of at least a majority of the outstanding shares of Company common stock on a fully diluted basis and applicable regulatory approvals. The tender offer will be followed by a merger in which each share of Company common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer. Concurrently with the Company's entering into the merger agreement, certain of the Company's major stockholders, who hold in the aggregate approximately 29% of the Company's outstanding shares of common stock (on a fully diluted basis), have entered into agreements with CEMEX to tender all of their shares of Company common stock into the tender offer.

   At a meeting held on June 11, 2002 and attended by 14 of the 15 members of Company's Board of Directors, the Board unanimously determined that the merger agreement, the tender offer and the merger are fair to the Company's stockholders and are advisable and in the best interests of the Company and its stockholders. The Board recommends that the Company's stockholders accept the CEMEX offer and tender their shares of Company common stock in that offer.

   In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the opinion of the Company's financial advisor, UBS Warburg LLC ("UBS Warburg"), that the consideration to be received by the holders of Company common stock in the offer and the merger is fair from a financial point of view. A copy of the written opinion of UBS Warburg, which sets forth the assumptions made, procedures followed and matters considered by UBS Warburg in rendering its opinion, is attached as Annex II to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

   Also enclosed is the Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your shares to CEMEX. The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to read and consider this information carefully.

                                          Sincerely,
                                          /s/ Miguel A. Nazario
                                          Miguel A. Nazario
                                          Chairman of the Board of Directors and
                                          Chief Executive Officer